

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via Email
Vitaliy Gorelik
President
Argan Beauty Corp.
c/o Incorp Services, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **Argan Beauty Corp.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2013**
> **File No. 333-190391**

Dear Mr. Gorelik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. In several locations throughout your disclosure you make assertions about your business that are inconsistent with your financial statements and current operations. For example, on page 6 you claim Argan "is a distributor of Argan oil and Argan oil products to stores,

spas, massage therapy offices and individuals in Germany." (emphasis added) Similarly, on page 19 you refer to selling products online, your products, and your low prices. Please thoroughly revise your document to reflect your current stage of development and distinguish any plans for your future activities. In describing your plans, please ensure you have a reasonable basis for any statements made, and that such reasonable basis is clear in the context of your existing disclosure.

3. Your existing disclosure indicates Mr. Gorelik, who is based in Germany, will offer shares to friends, family members and business associates. However, it is unclear whether these offers and sales will occur in the United States or European Union. To the extent applicable, please briefly address material EU regulations that impact your proposed offering. Also, please revise throughout to address material foreign exchange exposures, including a discussion of whether and when you will convert offering proceeds into Euros.

Prospectus Cover Page

4. Please limit your cover page to one page as required by Item 501(b) of Regulation S-K. In addition, please include a date.

5. Please clarify that your promoter is conducting a best efforts offering and disclose the date the offering will terminate. For guidance, see Question 212.16 of our Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website, and Item 501(b)(8)(iii) of Regulation S-K.

6. Please include a footnote to your table explaining that the "Proceeds to Company Before Expenses" assumes that you sell all offered shares, of which there is no assurance. Also, please include an estimate of your offering expenses.

7. Please relocate your JOBS Act-related disclosures to the Summary.

Summary

8. Please disclosure the amount of cash you estimate necessary to begin your planned business. Also, revise to address your plans in the event you fail to raise sufficient funds and disclose whether you have any plans to seek a business combination with an unidentified entity in the event you are not successful with your plan of operation.

9. On page 7 you present net proceeds from the offering. Please include a footnote indicating that this assumes the sale of all offered shares, of which there is no assurance.

Risk Factors, page 7

10. Please clarify the references to "subscription" in your page 9 risk factor "Because we do not have an escrow …"

11. Please revise your page 9 risk factor "Our President, who is also a promoter …" to clarify the assumptions made in calculating his ownership percentage.

12. The biographies provided in response to Item 401 of Regulation S-K suggest your director and officers do not have a background in the beauty products industry or the import business. To the extent material, please add a risk factor addressing their lack of industry experience and contacts and discuss the impact this may have on your ability to source, import, and sell your proposed product.

Use of Proceeds, page 12

13. Please revise your tabular presentation to present net offering proceeds after fixed expenses for each scenario. In addition, please clarify whether the offering proceeds can or will be used to repay existing indebtedness, including amounts owed to Mr. Gorelik.

Management's Discussion and Analysis or Plan of Operation, page 15

Significant Accounting Policies, page 18

14. We note your disclosure on page 12 indicates that you have elected under the JOBS Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You also indicate that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

Description of Business, page 19

15. Please revise to address how you will source products for sale.

16. Please reconcile the statement on page 21 that you have no employees with the disclosure elsewhere indicating that Mr. Gorelik and Ms. Bastidas are employed by you.

17. On page 8 you refer to verbal agreements with four local clients. Please summarize the material terms of these agreements.

18. Please clarify whether you anticipate branding your products or engaging in other forms of product differentiation.

Certain Relationships and Related Transactions, page 23

19. Please revise the disclosure on page 23 to clarify whether the $716 due to Mr. Gorelik is non-interest bearing and due on demand.

20. Please state the names of the company's promoters and provide the information required by Item 404(c) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

21. We note that the opening paragraph of the audit report provided by KLJ & Associates, LLP does not make reference to the period from April 15, 2013 (inception) through May 31, 2013. Please obtain a revised audit report from your auditor containing language in the introductory paragraph that clarifies the dates of your financial statements.

Signatures, page 30

22. Please add the chief accounting officer on the signature page.

Exhibits

23. Exhibits 3.1, 5.1 and 10.1 are filed in an improper electronic format. Please re-file in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 5.1

24. Please revise the consent to cover the reference to the firm under the caption "Legal Matters."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Scott P. Doney
        Cane Clark LLP